Filed by GeoEye, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.

Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. and GeoEye, Inc. pursuant to the terms of the Agreement and Plan of Merger, dated as of July 22, 2012 (the “Merger Agreement”), by and among DigitalGlobe, Inc., 20/20 Acquisition Sub, Inc., WorldView, LLC and GeoEye, Inc. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by GeoEye, Inc. on July 23, 2012, and is incorporated by reference into this filing.

DigitalGlobe and GeoEye to Combine

All Hands Meeting

Matt O’Connell

Monday, July 23, 2012

Welcome everyone, and thanks for joining me for this all hands meeting on such short notice.

Last night, the board of directors of both GeoEye and DigitalGlobe, and DigitalGlobe’s CEO, Jeff Tarr, and I reached an agreement for DigitalGlobe to purchase GeoEye and combine the two companies. This combination will become a global leader in high-resolution earth imagery and geospatial analysis. This is a defining moment in the history of both DigitalGlobe and GeoEye. It represents a giant leap forward for our industry and for our many stakeholders.

The combined company will retain the DigitalGlobe name and will continue to be headquartered in Colorado. The combined company will also retain a large and important presence in Missouri and Virginia and maintain offices in other locations around the globe. Jeff will serve as President and Chief Executive Officer of the combined company, and DigitalGlobe’s Chairman General Howell M. Estes III will serve as Chairman. I will assist the management of the combined company in an advisory capacity to help establish the foundation for what will be a strong and enduring company.

Given the continued uncertainty around federal funding for EnhancedView and ongoing market concerns, the time is right to create a combined company—a global leader in earth imagery and geospatial analysis—that’ll drive greater innovation and achieve our mutual vision of being the best source of information about our changing world.

Our respective management teams and boards have each taken a hard look at this combination, the funding environment, and all of our strategic alternatives. DigitalGlobe has larger market capitalization and a more favorable NGA contract, which put them in a better position to lead the company. We believe the combination is in the best interest of our employees, shareholders, and customers. A combined company vastly accelerates our growth potential, diversifies our revenue base, and provides us with superior financial strength.

We believe that it simply makes sense to join forces. And so, the time to do that has come.

We believe this combination will succeed for several reasons.

First, we all know the U.S. government is struggling with its budget in one of the most challenging economies we’ve ever seen. The value of this combination to our largest customer, the NGA, is tremendous. Once our companies are combined, the U.S. government will benefit from an optimized constellation and ground infrastructure, one that’s better integrated with advanced image processing and analytics.

Second, a combined company will be better equipped to thrive in today’s budget-constrained environment and better positioned to compete internationally.

Third, the combined company will bring together two extremely talented teams with proven geospatial expertise. This will position the new company for even greater growth.

The new company will have some major advantages on the global playing field, including:

•	The world’s largest fleet of high-resolution commercial imagery satellites,

•	About $1.5 billion in cost efficiencies

•	A cost-effective solution for the U.S. government’s needs

•	Complementary capabilities that’ll increase value to our customers

•	A diversified customer base and scale that position the company for even greater growth

While there are still many details to be ironed out, Jeff and I are both committed to providing you with the latest information and updates as we’re able to share them.

Before the deal can be finalized, the U.S. government will need to approve the agreement, which can take anywhere from three to nine months. All indicators suggest that the U.S. government will approve the deal.

After today’s announcement, we’ll be providing you with monthly updates via e-mail as to the progress of government and other discussions. In addition, we’ll update information on SharePoint regularly, and we’ll let you know when new information is available. As always, please reach out to your manager or to Human Resources if you have any questions in the meantime.

There are a lot of unknowns in a merger like this. Today’s announcement ends months of uncertainty and speculation, but I recognize that it also raises new questions and concerns. Many of the obvious questions you might have, about benefits, compensation, organizational structure, and so on, have yet to be answered.

We don’t have all of those answers yet. Combining the two companies will be a complicated process.

I’m sure you’re wondering how this will affect your job. Over the coming months, our combination teams will be working hard to create the structure of the new organization. We’ll communicate any changes at the appropriate time. But it’s far too early to think about that. And again, please keep in mind that this isn’t a done deal until it’s done.

When we receive government approval and move closer to the integration phase, our “combination teams,” which will include leaders from both companies, will help to facilitate the transition. We’ll do our best to identify the opportunities to combine these two great companies in such a way that it builds on our collective past successes, and enables us to create a great organization going forward. We’re excited to be bringing together the talents and experience of team members from both companies, which we believe will inspire a new wave of innovation.

Over the next few days, Jeff and I will be meeting with customers and analysts, key government officials, and other third-party stakeholders to help them understand the benefits of this merger. The combination of our two companies will also create opportunities for our customers and shareholders.

We’re committed to keeping you informed, but please remember that this deal won’t be complete until we receive all of the regulatory approvals, and again, that’ll take some time. And please keep in mind, it’s possible that the deal might not close.

To wrap up, I want to thank you all for meeting on such short notice, and for your patience and continued focus. You have our assurance that we’ll make timely, thoughtful, and, hopefully, wise decisions to facilitate a smooth transition.

I’d like you to take away three key points today:

•	First, the combination of GeoEye and DigitalGlobe will benefit our nation.

•

Second, this announcement should not affect our customers, or how we do business with them. In fact, a combined company will be able to offer vastly enhanced benefits such as an expanded satellite constellation and geospatial analytics offering. We should remain as focused as ever on our customers’ needs and continue to provide the same world-class service they expect from us.

•

Third, we understand this is big news and ask for your patience as we look at the best way to combine our great organizations. We have a long way to go before the combination of our two companies is approved. Until then, we have important work to do.

We need to focus with complete dedication, which has always been something this team has done well, and something I’ve always been very proud of. We have great confidence in our future success, because we have great confidence in each of you.

On a personal note, we’ve spent more than a decade growing this company, and I’m excited about seeing it on to the next level. I feel like a proud parent in some ways. I’ll miss serving as your CEO, but I’m looking forward to helping Jeff through the transition, and I’m excited about what the future holds for our team.

Now, we’ll take your questions. If we run out of time, please follow up with your manager, or send your question to townhall@geoeye.com, and we’ll answer it.

Thanks, everyone. Let’s get back to work.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

GeoEye Forward-Looking Statement

This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

This document contains forward-looking statements relating to the proposed strategic combination of GeoEye and DigitalGlobe pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by GeoEye and DigitalGlobe stockholders may not be obtained; (2) there may be a material adverse change of DigitalGlobe or the business of DigitalGlobe may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4) the costs or challenges related to the integration of GeoEye and DigitalGlobe operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies’ control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in GeoEye’s and DigitalGlobe’s reports filed with the Securities and Exchange Commission (“SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, which are available on the SEC’s Web site (www.sec.gov). There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.

Neither GeoEye nor DigitalGlobe undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, GeoEye plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of GeoEye and DigitalGlobe that also constitutes a prospectus of each of GeoEye and DigitalGlobe. GeoEye and DigitalGlobe will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about GeoEye and DigitalGlobe, free of charge, from the SEC’s Web site (www.sec.gov). Investors may also obtain GeoEye’s SEC filings in connection with the transaction, free of charge, from GeoEye’s Web site (www.digitalglobe.com) under the tab “Investors” and then under the heading “SEC Filings,” or by directing a request to GeoEye, 2325 Dulles Corner Blvd., Herndon, VA 20171, Attention: Corporate Secretary. Investors may also obtain DigitalGlobe’s SEC filings in connection with the transaction, free of charge, from DigitalGlobe’s Web site (www. digitalglobe.com) under the tab “About Us – Investor Relations” and then under the heading “SEC Filings,” or by directing a request to DigitalGlobe, 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary.

The respective directors, executive officers and employees of GeoEye and DigitalGlobe and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding GeoEye’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012, and information regarding DigitalGlobe’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and these documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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